UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 23)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  BLUEFLY, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    096227103
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 5, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 21 Pages
                             Exhibit Index: Page 14

CUSIP NO. 096227103                                          PAGE 2 OF 21 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Quantum Industrial Partners LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                  a.       [ ]
                                                  b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                       [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                            7             Sole Voting Power
Number of                                      46,167,113
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       46,167,113
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            46,167,113

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            74.1%

14       Type of Reporting Person (See Instructions)

                                            OO, IV

CUSIP NO. 096227103                                          PAGE 3 OF 21 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                       [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      46,167,113
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       46,167,113
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            46,167,113

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            74.1%

14       Type of Reporting Person (See Instructions)

                                            PN, IA

CUSIP NO. 096227103                                          PAGE 4 OF 21 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH Management LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                       [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      46,167,113
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       46,167,113
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            46,167,113

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            74.1%

14       Type of Reporting Person (See Instructions)

                                            OO

CUSIP NO. 096227103                                          PAGE 5 OF 21 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                       [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      46,167,113
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       46,167,113
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            46,167,113

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            74.1%

14       Type of Reporting Person (See Instructions)

                                            OO, IA

CUSIP NO. 096227103                                          PAGE 6 OF 21 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SFM Domestic Investments LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                       [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      1,509,489
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       1,509,489
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,509,489

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            6.6%

14       Type of Reporting Person (See Instructions)

                                            OO

CUSIP NO. 096227103                                          PAGE 7 OF 21 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only
4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                       [ ]

6        Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power
Number of                                      47,676,602
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       47,676,602
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            47,676,602

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            74.9%

14       Type of Reporting Person (See Instructions)

                                            IA

CUSIP NO. 096227103                                          PAGE 8 OF 21 PAGES


This Amendment No. 23 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares" or "Common Stock"), of Bluefly, Inc. (the "Issuer").

This Amendment No. 23 supplementally amends the initial statement on Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 23 is being filed by the Reporting Persons to report that QIP (as defined herein) and SFM Domestic Investments (as defined herein) have entered into an agreement with the Issuer and the New Investors (as defined herein) as described below, whereby, subject to the terms and conditions therein, the Issuer has agreed (i) to pay the outstanding dividends and interest amounts owed in connection with Preferred Stock (as defined herein) held by QIP and SFM Domestic Investments, and (ii) to pay the outstanding principal and interest on Notes (as defined herein) of the Issuer held by QIP and SFM Domestic Investments, and the Reporting Persons have agreed to convert the Preferred Stock held by QIP and SFM Domestic Investments into Common Stock, as more fully described in Item 6 herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)   Quantum Industrial Partners LDC ("QIP");

                  (ii)  QIH Management Investor, L.P. ("QIHMI");

                  (iii) QIH Management LLC ("QIH Management");

                  (iv)  Soros Fund Management LLC ("SFM LLC");

                  (v) SFM Domestic Investments LLC ("SFM Domestic Investments"); and

                  (vi)  Mr. George Soros ("Mr. Soros").

     This Statement relates to the Shares and other securities convertible into Shares held for the accounts or benefit of QIP and SFM Domestic Investments. QIHMI is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC and the sole managing member of SFM Domestic Investments.

     On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel. Mr. Soros has filed an appeal at the French Cour de Cassation where the matter is currently pending. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

CUSIP NO. 096227103                                          PAGE 9 OF 21 PAGES


ITEM 4.  PURPOSE OF TRANSACTION.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

     Except as otherwise set forth in Item 6 hereof, the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     According to information filed by the Issuer with the Securities and Exchange Commission on its most recent Form 10-Q for the quarterly period ended March 31, 2006, the number of Shares outstanding was 21,426,154 as of May 9, 2006. The information set forth below is based upon the securities currently held by the Reporting Persons.

     (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 46,167,113 Shares (approximately 74.1% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account or benefit of QIP). This number consists of (A) 5,287,082 Shares, (B) 3,806,923 Shares issuable upon the conversion of 445,410 shares of Series A Preferred Stock, (C) 26,503,095 Shares issuable upon the conversion of 8,607,843 shares of Series B Preferred Stock, (D) 1,274,078 Shares issuable upon the conversion of 968.3 shares of Series C Preferred Stock, (E) 6,142,450 Shares issuable upon the conversion of 4,668.262 shares of Series D Preferred Stock, (F) 1,274,078 Shares issuable upon the conversion of 968.3 shares of Series E Preferred Stock, (G) 1,251,983 Shares issuable upon the conversion of 2,904.6 shares of Series F Preferred Stock, (H) 587,424 Shares issuable upon the exercise of warrants held for the account of QIP, and (I) 40,000 Shares issuable in the aggregate upon the exercise of options held for the benefit of QIP by an employee of SFM LLC and an advisor to QIP who serve on the Issuer's board of directors.

     (ii) SFM Domestic Investments may be deemed the beneficial owner of 1,509,489 Shares (approximately 6.6% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for its account). This number consists of (A) 172,995 Shares, (B) 124,700 Shares issuable upon the conversion of 14,590 shares of Series A Preferred Stock held for its account, (C) 866,942 Shares issuable upon the conversion of 281,571 shares of Series B Preferred Stock held for its account, (D) 41,710 Shares currently issuable upon the conversion of 31.7 shares of Series C Preferred Stock held for its account, (E) 201,091 Shares issuable upon the conversion of
152.829 shares of Series D Preferred Stock, (F) 41,710 Shares issuable upon the conversion of 31.7 shares of Series E Preferred Stock, (G) 41,121 Shares issuable upon the conversion of 95.4 shares of Series F Preferred Stock, and (H) 19,220 Shares issuable upon the exercise of warrants held for the account of SFM Domestic Investments.

     (iii) Mr. Soros may be deemed to be the beneficial owner of 47,676,602 Shares (approximately 74.9% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts or benefit of QIP and SFM Domestic Investments). This number consists of (A) 46,167,113 Shares which may be deemed to be beneficially owned by QIP as described above, and (B) 1,509,489 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above. Mr. Soros disclaims beneficial ownership of any securities not held directly for his account.

CUSIP NO. 096227103                                          PAGE 10 OF 21 PAGES


     (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 46,167,113 Shares which may be deemed to be beneficially owned by QIP as described above.

     (ii) SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 1,509,489 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above.

     (iii) Mr. Soros (as a result of his position with SFM LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct the voting and disposition of the 47,676,602 Shares which may be deemed to be beneficially owned by QIP and SFM Domestic Investments as described above.

     (c) Except as described herein, there have been no transactions effected with respect to the Shares since April 8, 2006 (60 days prior to the date hereof) by any of the Reporting Persons.

     (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

     (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On June 5, 2006, QIP, SFM Domestic Investments, the Issuer and the other parties named therein (the "New Investors") entered into a Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which the Issuer has agreed to issue to the New Investors, and the New Investors have agreed to purchase from the Issuer, at the closing, an aggregate of 60,975,610 shares of the Issuer's Common Stock, for a per share price of $0.82 and for an aggregate purchase price of $50,000,000, subject to existing pre-emptive rights held by holders of the Series D Convertible Preferred Stock (other than QIP and SFM Domestic Investments, each of which have waived such rights). Pursuant to the Purchase Agreement, QIP and SFM Domestic Investments have agreed to convert (the "Conversion") all of the outstanding shares of Series A, Series B, Series C, Series D, Series E and Series F Convertible Preferred Stock of the Issuer (collectively, the "Preferred Stock") held by QIP and SFM Domestic Investments into shares of Common Stock. The Conversion is a condition to closing of the transactions contemplated by the Purchase Agreement (the "Closing"). In addition, the Issuer has agreed, on the date of the Closing, to pay to QIP and SFM Domestic Investments, in cash, the principal amount and all accrued interest on the Notes (as defined below) and the accrued dividends on the shares of Preferred Stock to be converted; provided that if such cash payments exceed an aggregate amount of $25,000,000, then the Issuer will elect to pay a portion of the accrued dividends on the Series D Convertible Preferred Stock equal to the amount of such excess pursuant to the terms thereof in Common Stock, instead of electing to pay such amounts in cash. "Notes" means, collectively, the Issuer's Convertible Promissory Notes, dated July 16, 2003, in the aggregate principal amount of $1,936,564 payable to the order of QIP and $63,436 payable to the order of SFM Domestic Investments and the Convertible Promissory Notes, dated October 17, 2003, in the aggregate principal amount of $1,936,564 payable to the order of QIP and $63,436 payable to the order of SFM Domestic Investments. After giving effect to the transactions described in Item 6 herein, and based upon information publicly released by the Issuer, the Reporting

CUSIP NO. 096227103                                          PAGE 11 OF 21 PAGES


Persons collectively may be deemed to own approximately 39% of the Issuer's issued and outstanding Common Stock.

     In the Purchase Agreement, each of QIP, SFM Domestic Investments and the New Investors agreed to a standstill provision with the Issuer whereby QIP, SFM Domestic Investments and the New Investors will not, without the prior approval of a majority of the independent members of the Board of Directors of the Issuer (the "Board of Directors"), directly or indirectly, (i) for a period of three years from the Closing, except as provided in the Purchase Agreement, purchase or acquire, or agree to purchase or acquire, any shares of capital stock of the Issuer; (ii) for a period of five years from the Closing, except as provided in the Voting Agreement (as defined below) or the Purchase Agreement, join a partnership, limited partnership, syndicate or other group within the meaning of
Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), including a group consisting of other New Investors for the purpose of acquiring, holding or voting any shares of capital stock of the Issuer, or (iii) for a period of three years from the Closing, except as provided in the Purchase Agreement, seek to commence a proxy contest or other proxy solicitation for the purposes of modifying the composition of the Board of Directors.

     In the Purchase Agreement, QIP, SFM Domestic Investments and the New Investors have agreed that for a period of six months after the Closing, they will not sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to, any shares of capital stock of the Issuer (other than the lending of such shares held in brokerage accounts for margin purposes). In addition, the Purchase Agreement provides that, for a period of one year from the Closing, upon any financing of the Issuer of its Common Stock, each of QIP, SFM Domestic Investments and the New Investors will have a right of first refusal to purchase additional shares of Common Stock, upon the terms and subject to the limitations set forth in the Purchase Agreement.

     It is contemplated in the Purchase Agreement that at the Closing, QIP and SFM Domestic Investments will enter into a Voting Agreement (the "Voting Agreement") with the New Investors and the Issuer, pursuant to which, subject to certain minimum ownership thresholds, (i) QIP and SFM Domestic Investments will have the right to designate three members of the Board of Directors, (ii) each of the New Investors will have the right to designate one member of the Board of Directors, and (iii) each of the QIP, SFM Domestic Investments and the New Investors will agree to vote in favor of the election to the Board of Directors the designees of the other parties to the Voting Agreement. In addition, the Issuer will agree in the Voting Agreement to appoint certain of the designees of QIP, SFM Domestic Investments and the New Investors on the Board of Directors to certain committees of the Board of Directors. QIP, SFM Domestic Investments and the New Investors will also agree in the Voting Agreement that, for a period of 6 months after the Closing, they will not vote any shares of capital stock of the Issuer owned by them in favor of any merger, consolidation, sale, or other similar transaction involving the sale of any outstanding shares of capital stock of the Issuer.

     The foregoing descriptions of the Purchase Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference in response to this Item 6 and which have been filed as exhibits to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 7, 2006.

     Except as set forth herein, and as otherwise previously reported in the Initial Statement as amended, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

CUSIP NO. 096227103                                          PAGE 12 OF 21 PAGES


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP NO. 096227103                                          PAGE 13 OF 21 PAGES



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 7, 2006                          QUANTUM INDUSTRIAL PARTNERS LDC


                                            By:   /s/ Jodye Anzalotta
                                                  ----------------------------------------------
                                            Name:  Jodye Anzalotta
                                            Title: Attorney-in-Fact

                                            QIH MANAGEMENT INVESTOR, L.P.

                                            By: QIH Management LLC,
                                                its General Partner

                                                By:  Soros Fund Management LLC,
                                                     its Managing Member


                                                By:  /s/ Jodye Anzalotta
                                                     -------------------------------------------
                                                     Name:  Jodye Anzalotta
                                                     Title: Assistant General Counsel

                                            QIH MANAGEMENT LLC

                                            By:    Soros Fund Management LLC,
                                                   its Managing Member


                                                   By:  /s/ Jodye Anzalotta
                                                        ----------------------------------------
                                                   Name:  Jodye Anzalotta
                                                   Title: Assistant General Counsel

                                            SOROS FUND MANAGEMENT LLC


                                            By:   /s/ Jodye Anzalotta
                                                  ----------------------------------------------
                                            Name:  Jodye Anzalotta
                                            Title: Assistant General Counsel

                                            SFM DOMESTIC INVESTMENTS LLC


                                            By:    /s/ Jodye Anzalotta
                                                   ---------------------------------------------
                                            Name:  Jodye Anzalotta
                                            Title: Attorney-in-Fact

                                            GEORGE SOROS


                                            By:   /s/ Jodye Anzalotta
                                                  ----------------------------------------------
                                            Name:  Jodye Anzalotta
                                            Title: Attorney-in-Fact



CUSIP NO. 096227103                                          PAGE 14 OF 21 PAGES


                                          EXHIBIT INDEX

                                                                                                        PAGE NO.


HHHH.     Power of Attorney, dated as of May 23, 2005, granted by Quantum Industrial Partners LDC in favor of Jodye Anzalotta, Armando Belly, Maryann Canfield, Gavin Murphy, Jay Schoenfarber,
          Robert Soros and Abbas F. Zuaiter..........................................................       15.

IIII.     Power of Attorney, dated as of June 16, 2005, granted by Mr. George Soros in favor of Jodye
          Anzalotta, Armando Belly, Maryann Canfield, Jay Schoenfarber, and Robert Soros.............
                                                                                                            18.

JJJJ.     Power of Attorney, dated as of May 23, 2005, granted by SFM Domestic Investments LLC in favor of Jodye Anzalotta, Armando Belly, Maryann Canfield, Gavin Murphy, Jay Schoenfarber,
          Robert Soros and Abbas F. Zuaiter..........................................................       19.

KKKK.     Stock Purchase Agreement, dated as of June 5, 2006, by and among Quantum Industrial Partners
          LDC, SFM Domestic Investments LLC, Bluefly, Inc., and the other parties named therein*

LLLL.     Form of Voting Agreement*

*         Incorporated by reference to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006.


CUSIP NO. 096227103                                          PAGE 15 OF 21 PAGES


                                  EXHIBIT HHHH

                         QUANTUM INDUSTRIAL PARTNERS LDC
                            LIMITED POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that the undersigned QUANTUM INDUSTRIAL PARTNERS LDC (the "Company"), an exempted limited duration company organized and existing under the laws of the Cayman Islands, does, pursuant to duly adopted resolutions of its managing director dated as of the date hereof, hereby designate, constitute and appoint:

         JODYE ANZALOTTA of 888 Seventh Avenue, New York, New York 10106;

         ARMANDO BELLY of 888 Seventh Avenue, New York, New York 10106;

         MARYANN CANFIELD of 888 Seventh Avenue, New York, New York 10106;

         GAVIN MURPHY of 888 Seventh Avenue, New York, New York 10106;

         JAY SCHOENFARBER of 888 Seventh Avenue, New York, New York 10106;

         ROBERT SOROS of 888 Seventh Avenue, New York, New York 10106;

         ABBAS F. ZUAITER of 888 Seventh Avenue, New York, New York 10106;

or any one of them, acting singly and not jointly, with power of substitution, as its true and lawful agents and attorneys-in-fact (each, an "Attorney-in-Fact"):

(1) to open accounts of any kind or nature whatsoever at any institution of any kind or nature whatsoever in any jurisdiction or location (a "Financial Institution") and to sign related account opening documents for the Company;

(2) to give instructions for the settlement of transactions relating to the acquisition, disposition and holding for the Company's account of:

         (a)      any securities, debt obligations, commodities and currencies;

         (b) any puts, calls or other options, any contracts for forward or future delivery, and any other contracts of any kind relating to any of the foregoing;

         (c) any derivative instruments of any kind pertaining to, or providing investment exposure with respect to, any of the foregoing, whether relating to a specific security, debt instrument, commodity or currency, or relating to a basket or index comprised, or based in changes in the level of prices, rates or values, of any group or combination thereof;

         (d) any other instruments or contracts of a kind dealt in by security or commodity brokers or dealers, or other Financial Institutions;

         (e)      any combination of any of the foregoing;

CUSIP NO. 096227103                                          PAGE 16 OF 21 PAGES


in each case whether now existing or hereafter developed, and whether the transaction is effected on any securities or commodity exchange, board of trade or contract market or through any inter-dealer or other over-the-counter market in any jurisdiction or location (including, without limiting the generality of the foregoing, capital stock; shares or other units of mutual funds and investment companies; preorganization certificates and subscriptions; warrants; partnership interests or units; bonds, notes and debentures, whether subordinated, convertible or otherwise, and whether issued by a governmental or private issuer; commercial paper; certificates of deposit; bankers acceptances; trade acceptances; trust receipts; depository receipts; assignments of or participations in bank loans; trade credit claims; equity swaps, commodity swaps and interest rate swaps; equity index contracts; interest rate index contracts; repurchase agreements and reverse repurchase agreements; master agreements; and guaranties);

(3)     to give instructions or make arrangements for:

         (a)      trading on margin;

         (b)      effecting short sales;

         (c)      entering into repurchase agreements;

         (d) otherwise obtaining credit or borrowing funds or any securities or other instruments or assets; and

         (e) providing collateral security in relation to any of the foregoing in connection with the acquisition, financing or re-financing, carrying or disposition of any of the items referred to in paragraph (2) above, and to cover, discharge or otherwise terminate any of the foregoing arrangements;

(4) to give instructions for payments and deliveries in connection with any of the foregoing transactions;

(5) to exercise all rights, powers and privileges appurtenant to the ownership, and any related financing, of any item held for the Company's account (including the right to vote or consent, and the right to lend any such item to any other person);

(6) to execute and deliver, in the name of and on behalf of the Company, any investment management agreements and discretionary trading authorizations with investment advisers other than Soros Fund Management LLC and any and all such other agreements, deeds, instruments, receipts, certificates and other documents in connection therewith; and

(8) to execute all such documents and to take all such other actions as any of them may consider necessary or advisable in connection with any of the foregoing.

     Each Attorney-in-Fact is hereby authorized and empowered to perform all other acts and deeds, which he or she in his or her sole discretion deems necessary or appropriate to carry out to the fullest extent the terms and the intent of the foregoing. All past acts of each Attorney-in-Fact in furtherance of the foregoing are hereby ratified and confirmed.

CUSIP NO. 096227103                                          PAGE 17 OF 21 PAGES


     Execution of this Limited Power of Attorney shall constitute a revocation of any and all previously executed limited powers of attorney of the Company appointing attorneys-in-fact to open accounts of any kind and nature whatsoever, sign opening documents and take all the actions set forth in this Limited Power of Attorney. This Power of Attorney shall expire on October 1, 2005.

     IN WITNESS WHEREOF, the undersigned has caused this instrument to be executed effective as of this 23rd day of May 2005.

                            QUANTUM INDUSTRIAL PARTNERS LDC

                            By:      Curacao Corporation Company N.V.
                                     Managing Director

                                     By:  /s/ Sharine M. J. Salsbach
                                          ----------------------------
                                          Sharine M. J. Salsbach


                                     By:  /s/ Gwendel C. G. Sint Jago
                                          ----------------------------
                                          Gwendel C.G. Sint Jago

CUSIP NO. 096227103                                          PAGE 18 OF 21 PAGES


                                  EXHIBIT IIII

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and ROBERT SOROS. acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 11th March 2005 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of June 2005.

                                         /s/ Daniel Eule
                                         -----------------------------------
                                         Daniel Eule
                                         Attorney-in-Fact
                                         for George Soros

CUSIP NO. 096227103                                          PAGE 19 OF 21 PAGES



                                  EXHIBIT JJJJ

                          SFM DOMESTIC INVESTMENTS LLC
                            LIMITED POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that the undersigned SFM DOMESTIC INVESTMENTS LLC (the "Company"), a limited liability company organized and existing under the laws of the State of Delaware, does, pursuant to duly adopted resolutions of its managing member dated as of the date hereof, hereby designate, constitute and appoint:

         JODYE ANZALOTTA of 888 Seventh Avenue, New York, New York 10106;

         ARMANDO BELLY of 888 Seventh Avenue, New York, New York 10106;

         MARYANN CANFIELD of 888 Seventh Avenue, New York, New York 10106;

         GAVIN MURPHY of 888 Seventh Avenue, New York, New York 10106;

         JAY SCHOENFARBER of 888 Seventh Avenue, New York, New York 10106;

         ROBERT SOROS of 888 Seventh Avenue, New York, New York 10106;

         ABBAS F. ZUAITER of 888 Seventh Avenue, New York, New York 10106;

or any one of them, acting singly and not jointly, with power of substitution, as its true and lawful agents and attorneys-in-fact (each, an "Attorney-in-Fact"):

(1) to open accounts of any kind or nature whatsoever at any institution of any kind or nature whatsoever in any jurisdiction or location (a "Financial Institution") and to sign related account opening documents for the Company;

(2) to give instructions for the settlement of transactions relating to the acquisition, disposition and holding for the Company's account of:

         (a)      any securities, debt obligations, commodities and currencies;

         (b) any puts, calls or other options, any contracts for forward or future delivery, and any other contracts of any kind relating to any of the foregoing;

         (c) any derivative instruments of any kind pertaining to, or providing investment exposure with respect to, any of the foregoing, whether relating to a specific security, debt instrument, commodity or currency, or relating to a basket or index comprised, or based in changes in the level of prices, rates or values, of any group or combination thereof;

         (d) any other instruments or contracts of a kind dealt in by security or commodity brokers or dealers, or other Financial Institutions;

         (e)      any combination of any of the foregoing;

CUSIP NO. 096227103                                          PAGE 20 OF 21 PAGES

in each case whether now existing or hereafter developed, and whether the transaction is effected on any securities or commodity exchange, board of trade or contract market or through any inter-dealer or other over-the-counter market in any jurisdiction or location (including, without limiting the generality of the foregoing, capital stock; shares or other units of mutual funds and investment companies; preorganization certificates and subscriptions; warrants; partnership interests or units; bonds, notes and debentures, whether subordinated, convertible or otherwise, and whether issued by a governmental or private issuer; commercial paper; certificates of deposit; bankers acceptances; trade acceptances; trust receipts; depository receipts; assignments of or participations in bank loans; trade credit claims; equity swaps, commodity swaps and interest rate swaps; equity index contracts; interest rate index contracts; repurchase agreements and reverse repurchase agreements; master agreements; and guaranties);

         (3)      to give instructions or make arrangements for:

         (a)      trading on margin;

         (b)      effecting short sales;

         (c)      entering into repurchase agreements;

         (d) otherwise obtaining credit or borrowing funds or any securities or other instruments or assets; and

         (e) providing collateral security in relation to any of the foregoing in connection with the acquisition, financing or re-financing, carrying or disposition of any of the items referred to in paragraph (2) above, and to cover, discharge or otherwise terminate any of the foregoing arrangements;

(4) to give instructions for payments and deliveries in connection with any of the foregoing transactions;

(5) to exercise all rights, powers and privileges appurtenant to the ownership, and any related financing, of any item held for the Company's account (including the right to vote or consent, and the right to lend any such item to any other person);

(6) to execute and deliver, in the name of and on behalf of the Company, any investment management agreements and discretionary trading authorizations with investment advisers other than Soros Fund Management LLC and any and all such other agreements, deeds, instruments, receipts, certificates and other documents in connection therewith;

(7)      to authorize other agents to take any of the foregoing actions; and

(8) to execute all such documents and to take all such other actions as any of them may consider necessary or advisable in connection with any of the foregoing.

     Each Attorney-in-Fact is hereby authorized and empowered to perform all other acts and deeds, which he or she in his or her sole discretion deems necessary or appropriate to carry out to the fullest extent the terms and the intent of the foregoing. All past acts of the each Attorney-in-Fact if furtherance of the foregoing are hereby ratified and confirmed.

CUSIP NO. 096227103                                          PAGE 21 OF 21 PAGES


     Execution of this Limited Power of Attorney shall constitute a revocation of any and all previously executed limited powers of attorney of the Company appointing attorneys-in-fact to open accounts of any kind and nature whatsoever, sign opening documents and take all the actions set forth in this Limited Power of Attorney. This Power of Attorney shall expire on October 1, 2005.

     IN WITNESS WHEREOF, the undersigned has caused this instrument to be executed effective as of the 23rd day of May 2005.

                                            SFM DOMESTIC INVESTMENTS LLC


                                            BY: /s/ Gavin Murphy
                                                -------------------------------
                                                Gavin Murphy
                                                Manager